

May 1, 2014

Via E-mail
John C. Hadjipateras
President and Chief Executive Officer
Dorian LPG Ltd.
c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, CT 06878

> **Re: Dorian LPG Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed April 28, 2014**
> **File No. 333-194434**

Dear Mr. Hadjipateras:

    We have reviewed your responses to the comments in our letter dated April 23, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Item 8. Exhibits and Financial Statement Schedules, page II-4

1. Please revise the descriptions of Exhibits 5.1 and 8.1 to remove the phrases "Form of."

2. Please revise the exhibit index to annotate that certain portions of Exhibit 10.3 have been omitted based upon a request for confidential treatment and that the omitted portions have been separately filed with the Commission. Refer to Section II.D.5 of Staff Legal Bulletin No.1 (with Addendum) dated July 11, 2001.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Gary J. Wolfe, Esq.
        Seward & Kissel LLP